June 18, 2025

VIA EDGAR TRANSMISSION

Kim McManus, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:      Atlas U.S. Government Money Market Fund, Inc.

File Nos. 333-286213 and 811-24068 (“Registrant”)

Dear Ms. McManus:

On March 28, 2025, the Registrant, on behalf of its proposed fund, Atlas U.S. Government Money Market Fund, Inc. (the “Fund”), filed a preliminary registration statement under the Securities Act of 1933 on Form N-1A. On April 29, 2025 you provided comments to the registration statement. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

General

Comment 1: As the Fund is now registered under the 1940 Act, please confirm that it will comply with the requirements of this Act, including the related reporting requirements, effectively immediately.

Response: The Registrant so confirms.

Comment 2: Please fill in all blanks, brackets, and otherwise missing information in a pre-effective amendment (e.g., fee table, auditor, financial statements, etc.). We may have further comments.

Response: The Registrant has filed a pre-effective amendment to its registration statement concurrent with this letter.

Prospectus

Cover Page

Comment 3: Please revise to prominently disclose the extent to which this [F]und is designed solely for Puerto Rico residents and if only Puerto Rico Residents will receive the tax benefits of an investment in the Fund.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Kim McManus, Esq.

June 18, 2025

Response: The Registrant has added the following disclosure to the cover page:

Investment in the Atlas U.S. Government Money Market Fund (the “Fund”) is intended for residents of Puerto Rico. If an investor is not a resident of Puerto Rico, his or her tax consequences related to investments in the Fund will be significantly different from other mutual funds. You may find further information with respect to taxation in the “Tax Information” section of this Prospectus.

Fees and Expenses

Comment 4: To the extent you intend to include captions reflecting the Fee Waiver and Reimbursement Agreement as part of the fee table:

a.	Please disclose that the Fund will reimburse the Adviser, provided that such reimbursement does not exceed (1) the expense cap in place at the time such amounts were waived and (2) the [F]und’s current expense cap.

b.	Please disclose that the Fee Waiver and Reimbursement Agreement will be in effect for at least one year, including the date of expiry.

c.	Please explain who can terminate this Agreement and under what circumstances. See Instr. 3(e) to Item 3 of Form N-1A.

Response: The Registrant has confirmed that that the Adviser is not expected to waive fees pursuant to its Fee Waiver and Reimbursement Agreement with the Fund during the Fund’s first fiscal period. The Registrant notes that the terms of the Fee Waiver and Reimbursement Agreement are disclosed at page 7 of the Prospectus.

Comment 5: If AFFE will be .01% or more, please include an Acquired Fund Fees and Expenses line on the fee table.

Response: The Registrant will not invest in underlying funds as a principal investment strategy and, therefore, does not anticipate Acquired Fund Fees and Expenses to be greater than 0.01%.

Example

Comment 6: Please revise the second sentence to track the language in Item 3 by adding “For the time periods indicated and then redeem all of your shares at the end of those periods.”

Response: The Registrant has revised its disclosures accordingly.

Kim McManus, Esq.

June 18, 2025

Comment 7: Please confirm for the staff whether the examples provided for the first year will take into account the Fee Waiver and Reimbursement Agreement. If so, this should be disclosed in the introductory paragraph to the example. See Instr. 4(a) to Item 3 of Form N-1A.

Response: The Registrant refers to its response to Comment 4. The Adviser is not expected to waive fees pursuant to its Fee Waiver and Reimbursement Agreement with the Fund during the Fund’s first fiscal period.

Comment 8: The staff notes that the Fund charges investors a redemption fee. Please include an example in which the redemption fee is reflected. See Item 3 of Form N-1A.

Response: The Registrant states that it does not intend to charge a redemption fee.

Principal Investment Strategies

Comment 9: Please expand to briefly explain the Fund’s strategy with respect to Puerto Rico tax treatment.

Response: The Registrant has added the following disclosure to its principal investment strategies:

The Fund is designed solely for Puerto Rico Investors (as defined in the section entitled “Tax Consequences” below). The tax treatment of this Fund differs from that typically accorded to other investment companies registered under the 1940 Act that qualify as regulated investment companies (“RICs”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”). The Fund will not qualify as a RIC and non-Puerto Rico Investors may suffer adverse consequences as a result.

Principal Risks of Investing in the Fund

Comment 10: Please consider addressing tax risks and additional/duplicative expenses if the Fund invests all or substantially all of its assets in other funds or explain if you believe these risks are not principal risks of the Fund.

Response: As stated above in response to Comment 5, the Registrant does not intend to invest in other funds as a principal investment strategy. Therefore, the Registrant does not believe additional/duplicative expenses or tax risks to be principal risks of the Fund.

Comment 11: Please include the statement required by Item 4(b)(1)(ii)(C), or explain why it is not required.

Kim McManus, Esq.

June 18, 2025

Response: The Registrant has amended its disclosures to state the following:

An investment in the Fund entails risks, and you may lose money by investing in the Fund. The following is a summary discussion of the principal risks of investing in the Fund. There can be no guarantee that the Adviser’s strategy will achieve its intended results or that the Fund will meet its investment objective or that the performance of the Fund will be positive for any period of time.

You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon sale of your shares. An investment in the Fund is not a bank deposit or obligation, is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency and may lose value. The Adviser is not required to reimburse the Fund for losses, and you should not expect that the sponsor will provide financial support to the Fund at any time, including during periods of market stress.

The Fund is subject to the following principal risks, more fully described in “Risk Factors” in this Prospectus.

Comment 12: Please expand the Money Market Risk to clearly outline the risk to investors and/or the Fund.

Response: The Registrant has amended its disclosures to state the following:

Money Market Risk. The SEC has adopted amendments to the rules that govern money market funds. These amendments may affect the Fund's investment strategies, performance, yield, expenses, operations and continued viability. Although the Fund seeks to preserve the value of your investment at $1.00 per share, the share price could fall below $1.00. The credit quality of the Fund’s holdings can change rapidly in certain markets, and the default of a single holding could have an adverse impact on the Fund’s share price. The Fund’s share price can also be negatively affected during periods of high redemption pressures, illiquid markets, and/or significant market volatility.

Additional Information about Principal Investment Strategies and Risks

Comment 13: Please disclose that the Fund’s 80% investment policy is not fundamental and that it may be changed only with at least 60 day[s’] prior notice to shareholders. See Rule 35d-1.

Response: The Registrant has amended its disclosures to state the following:

Kim McManus, Esq.

June 18, 2025

Under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) is invested in U.S. government securities and/or repurchase agreements that are collateralized fully by U.S. government securities. This investment policy is not fundamental and may be changed upon 60 days’ notice to shareholders. The Fund may also hold cash.

Management of the Fund

Comment 14: Please expand to describe the business experience during the past five years for Messrs. Hopgood and Pandal.

Response: The Registrant has amended its disclosures to state the following:

Portfolio Manager

Paul Hopgood, President of the Adviser, has been a Portfolio Manager of the Fund since its inception and ~~joined~~ founded the Adviser in September 2014. Mr. Hopgood provides investment advice to individual and institutional investors based on strong macro-economic analytics with an emphasis in minimizing unsystematic risks. Prior to ~~joining~~ founding the Adviser, Mr. Hopgood was the Chief Investment Officer and Portfolio Manager at Santander Asset Management from 2003 through 2014. At Santander, Mr. Hopgood was responsible for the oversight and management of 17 investment companies and the institutional fixed-income mandates. Mr. Hopgood was responsible for trading a range of products, from corporate, mortgage backed, municipal and equity securities to derivates, such as futures, options, interest rate and structured swaps. Prior to joining Santander, Mr. Hopgood was a portfolio analyst at Popular Asset Management and the Bank Trust engaged in the analysis of fixed-income securities, from 2001 to 2003 and 1999 to 2001, respectively. Mr. Hopgood holds a Bachelor of Business Administration with a concentration in Finance from the University of Puerto Rico. Mr. Hopgood is a CFA Charterholder (2006) and a CAIA Charterholder (2015).

The SAI provides additional information about the portfolio manager’s method of compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of the Fund’s shares.

Adviser’s Investment Personnel

Jaime Pandal, Vice President of the Adviser, joined the Adviser in September 2014 and has been a trader and analyst for the Fund since the Fund’s inception. Mr. Pandal provides security analysis based on capital structures, cash flows, prepayment rates, and multiple interest rate and credit scenarios. Prior to joining the Adviser, Mr. Pandal was a Senior Portfolio Analyst at Santander Asset Management from 2012 to 2014 where he assisted in the management of 17

Kim McManus, Esq.

June 18, 2025

investment companies and institutional fixed-income mandates. Mr. Pandal traded a variety of fixed-income products such as treasuries, agencies, mortgage backed, municipals and corporates, along with equities and derivatives, including futures, options, and interest rate swaps. Prior to joining Santander, Mr. Pandal was an Associate Director at UBS Financial Services from 2008 to 2012. While at UBS, Mr. Pandal managed assets of high net worth and ultra-high net worth individuals and performed in-depth analysis of fixed-income securities, equities, and derivatives. Mr. Pandal holds a Bachelor of Science in Business Administration with a concentration in Accounting and Finance from Georgetown University and a Juris Doctor from the University of Puerto Rico. Mr. Pandal is also a CFA Charterholder (2012).

Restrictions on Transfer

Comment 15: What steps, if any, will the Fund take if it becomes aware of a Shareholder who ceases to be a resident of Puerto Rico?

Response: The Registrant has amended its disclosures under the heading “Restrictions on Transfer” to include the disclosures under the heading “Taxation of the Fund”. Specifically, the Registrant has amended its disclosures under the heading “Restrictions on Transfer” to state the following:

The Shares are generally not transferable except in special circumstances by operation of law and may not be generally disposed of, except through redemption as set forth herein. The Distributor and the Transfer Agent (as defined below) have implemented various procedures to verify periodically any Shareholder’s residence on behalf of the Fund, and based on information provided by any such Shareholder, have an obligation to inform the Fund of such Shareholder who ceases to be a resident of Puerto Rico and to provide the Fund with such additional information as required for compliance with the regulations issued by the U.S. Department of the Treasury and the Internal Revenue Service (“IRS”) on January 17, 2013 (the “FATCA Regulations”).

If the Fund is unable to obtain such information from any such investor or otherwise fails or is unable to comply with the requirements of the FATCA Regulations, certain payments to the Fund may be subject to a 30% withholding tax. By making an investment in the Fund, each investor agrees to provide all information and certifications necessary to enable the Fund to comply with these requirements. Any investor that fails to provide in a timely manner the requested information or certifications will be required to indemnify the Fund for the entirety of the 30% percent tax withheld on all of the Fund’s income as a result of such investor’s failure to provide the information.

Kim McManus, Esq.

June 18, 2025

Shareholders’ Guide

Comment 16: The table on page 10 refers to a minimum aggregate account balance. Please include disclosure as to the consequences if an account falls below this required minimum.

Response: The Registrants does not intend for any share class to have a minimum aggregate account balance has listed “None” in each column of the referenced table.

Redemption of Fund Shares

Comment 17: Please reconcile the threshold for redemption with your disclosure in the SAI.

Response: The Registrant has confirmed that the Fund reserves the right to redeem all Class A, Class I and Class P shares if the net asset of such class of common stock are less than $15 million one year following the commencement of the Fund’s operations and has amended the SAI accordingly.

Tax Consequences

Comment 18: Disclose, if applicable, that the [F]und intends to qualify for pass-through tax treatment under Subchapter M of the Internal Revenue Code. Alternatively, disclose the consequences to the Fund if it does not qualify under Subchapter M. See Item 24 of Form N-1A.

Response: The Registrant has added the following disclosure underneath the heading “Tax Consequences:

The Fund will not qualify as a regulated investment company under Subchapter M of the U.S. Code. Instead, the Fund will be subject to taxation under the laws of Puerto Rico. In general, the Fund’s distributions will be subject to Puerto Rico income taxes as dividend income, capital gains, or some combination of both.

United States Taxation

Comment 19: You state that advice of counsel is not binding on the IRS; however, you have not referred to receiving advice of counsel. Please revise to clarify.

Response: The Registrant has amended its disclosures to state the following:

~~Advice of counsel is not binding on the IRS, and i~~It is possible that the IRS or the courts could ~~disagree with the advice of counsel. If it were to be~~ conclude~~d~~ that the Fund is engaged in business in the U.S. If that were to be the case, ~~it’s~~ the Fund’s

Kim McManus, Esq.

June 18, 2025

net income effectively connected with its U.S. trade or business would be subject to U.S. federal corporate income tax and to a 30% branch profit tax on its effectively connected earnings profits (on a “deemed repatriated” basis).

Comment 20: Please expand to identify the type of information and certifications investors are expected to provide. In addition, please supplementally provide a legal analysis explaining how this type of involuntary redemption does not impair a shareholder’s legal right to redeem.

Response: The Registrant has amended its disclosures to state the following:

By making an investment in Shares, each Puerto Rico Investor agrees to provide all information and certifications necessary to enable the Fund to comply with these requirements (such as lease agreements, property deeds, utility bills, business registration documents, employment records, or income tax returns) ~~and authorizes the Fund to redeem the Shares of any investor that fails to timely provide such information or certifications~~.

Distribution Arrangements

Comment 21: Please expand to add that 12b-1 fees may cost investors more than paying other types of sales charges. See Item 12(b)(2).

Response: The Registrant has amended its disclosures to state the following:

Class A and P Shares purchased through the Distributor or at the Selected Dealer will pay a sales charge of up to 0.25~~[ ]~~% and ~~[ ]~~ 0.55% respectively, while Class I Shares will not pay any sales charge. Because 12b-1 fees are charged as an ongoing fee, over time the fee will increase the cost of your investment and 12b-1 fees may cost investors more than paying other types of sales charges. With respect to Shares purchased through the Fund’s Transfer Agent, Ultimus, the 12b-1 fees may be paid to third party providers for marketing and distributions expenses, subject to Board approval.

Statement of Additional Information

Fundamental Investment Limitations

Comment 22: Please reconcile your disclosure indicating the Fund may invest all or substantially all of its assets in a single-open-end investment company or series with your disclosure on page 8 which provides for limitations on such investments.

Response: The Registrant has amended its disclosures to state the following:

Kim McManus, Esq.

June 18, 2025

Notwithstanding any of the Fund’s fundamental investment restrictions (including, without limitation, those restrictions relating to industry concentration), the Fund may~~: (a)~~ purchase securities of other investment companies to the full extent permitted under Section 12 or any other provision of the 1940 Act (or any successor provision thereto) or under any regulation or order of the SEC~~; and (b) invest all or substantially all of its assets in a single open-end investment company or series thereof with substantially the same investment objective, strategies and fundamental restrictions as the Fund~~.

Non-Fundamental Investment Limitations

Comment 23: Please revise the Senior Securities bullet on page 7 in light of Rule 18f-4.

Response: The Registrant has amended its disclosures to state the following:

Senior Securities. Senior securities may include any obligation or instrument issued by the Fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments~~, with appropriate earmarking or segregation of assets to cover such obligation~~.

Management of the Fund

Comment 24: Please provide the equity ownership information required by Item 17(b)(4).

Response: The Registrant has amended its disclosures to state the following:

~~As of the date of this SAI, no Independent Director nor any of his immediate family member owns beneficially or of record an interest in the Adviser or in any person directly or indirectly controlling, controlled by, or under common control with the Adviser. As of the date of this SAI, the Directors and Officers as a group held less than 1% of the Fund’s shares.~~

The following tables show the dollar ranges of securities beneficially owned by the Directors in the Fund as of December 31, 2024. No Independent Director or any of his immediate family member owns beneficially or of record an interest in the Adviser or in any person directly or indirectly controlling, controlled by, or under common control with the Adviser.

Kim McManus, Esq.

June 18, 2025

	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Fund Complex*
Independent Directors
Fernando J. Nido	$0	over $100,000
Eduardo Inclán	$0	$0
Jorge Padilla	$0	over $100,000
Interested Directors
Paul Hopgood	$0	over $100,000
Jaime Pandal	$0	$10,001 to $50,000

* The Fund Complex consists of the Fund and Atlas U.S. Tactical Income Fund, Inc.

Comment 25: Refer to the Director and Officer Ownership of Fund Shares and Material Transactions discussion on page 13. Please confirm that the “certain directors” referenced in the last sentence of this section are Interested Directors and not Independent Directors. If Independent Directors are included, please expand to provide the information contemplated by Item 17(b)(7) and (8), if applicable.

Response: The Registrant so confirms.

Comment 26: Refer to the Compensation discussion on page 16. Please describe the type of discretionary compensation and the criteria upon which it is based. See Item 20(b).

Response: The Registrant has amended its disclosures to state the following:

The portfolio manager receives base and discretionary bonus cash compensation. The bonus ~~that~~ is not directly linked to account performance and is subject to the Adviser’s profitability.

Part C

Financial Statements and Exhibits

Kim McManus, Esq.

June 18, 2025

Comment 27: Please file the finalized exhibits once they are available.

Response: Finalized exhibits have been appended to the pre-effective amendment filed concurrently with this letter.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser